UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2006

Date:	September 28, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager - Financial Planning Division
(Phone) +81-3-5252-4160

Consolidated financial data for the fiscal year ended March 31, 2006

Due to the merger with UFJ Holdings on October 1, 2005, the results for the fiscal year ended March 31, 2006 reflect six months of results for Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries prior to the merger and six months of results for Mitsubishi UFJ Financial Group, Inc. and its subsidiaries after the merger.

(1) Operating results

(in millions of yen, except per share data and percentages)

	For the fiscal years ended March 31,
	2006	2005
Total revenue	3,598,034	2,425,511
Change from the previous fiscal year	48.3%	(10.7)%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	529,673	718,394
Change from the previous fiscal year	(26.3)%	(38.9)%
Net income	363,511	415,155
Change from the previous fiscal year	(12.4)%	(49.6)%
Basic earnings per common share—net income available to common shareholders (in yen)	19,313.78	62,717.21
Diluted earnings per common share—net income available to common shareholders (in yen)	18,951.87	62,476.76
Net income available to common shareholders as a percentage of total average shareholders’ equity	2.2%	10.5%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total average assets	0.3%	0.6%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total revenue	14.7%	29.6%

Note: Average number of shares outstanding

	(in thousands of shares)

	For the fiscal years ended March 31,
	2006	2005
Common stock	8,121	6,510
Preferred stock - class 1	—	61
Preferred stock - class 2	—	4
Preferred stock - class 3	100	12
Preferred stock - class 8	44	—
Preferred stock - class 9	45	—
Preferred stock - class 10	74	—
Preferred stock - class 11	0	—
Preferred stock - class 12	91	—

Qualitative information related to the consolidated operating results:

With respect to the financial and economic environment for the fiscal year ended March 31, 2006, overseas economies such as United States and China showed steady signs of economic growth. Meanwhile, the Japanese economy started off slowly, due mainly to an adjustment in inventory in the IT sector. However, with the rise in exports in summer, along with increases in capital expenditures and the steady increases in private consumption, the Japanese economy moved toward recovery.

Regarding the financial environment, in the United States, the target for the federal funds rate was raised a total of eight times, from 2.75% to 4.75%. In the EU, the European Central Bank’s policy rate was also raised twice, from 2.0% to 2.5%. Meanwhile, in Japan, the Bank of Japan lifted its easy monetary policy in March 2006 due to increases in consumer prices, but short-term interest rates remained at near zero percent. As to long-term interest rates, the yield on ten-year Japanese government bonds declined slightly during the first half of the fiscal year, but later rose due to anticipation surrounding the lifting of the easy monetary policy by the Bank of Japan. In the foreign exchange markets, the yen depreciated against the US dollar during the fiscal year due to the widening interest rate differentials between Japan and the United States, caused by the rise in US interest rates.

Amidst the environment, our consolidated net income under US GAAP for the fiscal year ended March 31, 2006 was ¥363.5 billion, a decrease of ¥51.7 billion compared to the previous fiscal year. The changes in our operating results were primarily attributable to the following:

•	Net interest income increased ¥679.5 billion, mainly due to the increase in interest-earning assets and interest-bearing liabilities resulting from the merger with UFJ Holdings on October 1, 2005.

•	Provision for credit losses increased ¥1.9 billion. Our loan portfolio was favorably affected by the upgrades of borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans. However, the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses, because impaired loans of the former UFJ Holdings Group were acquired at their fair values.

•	Non-interest income increased ¥80.6 billion due to an increase in fees and commissions. This increase was partially offset by an increase in foreign exchange losses, which reflected transaction losses on translation of monetary liabilities denominated in foreign currencies due to the larger depreciation of the yen against foreign currencies, a decrease in trading account profits, mainly on interest rate related derivatives due to the rise in interest rates, and a decrease in investment securities gains, due primarily to impairment losses on Japanese government bonds reflecting the rise in long-term interest rates in Japan.

•	Non-interest expense increased ¥946.9 billion, primarily due to the merger with UFJ Holdings, which increased most type of expenses, especially salaries and employee benefits.

Due to the above, our income from continuing operations before income tax expense and cumulative effect of a change in accounting principle was ¥529.7 billion, a decrease of ¥188.7 billion from the previous fiscal year, and net income was ¥363.5 billion, a decrease of ¥51.7 billion from the previous fiscal year.

(2) Financial condition

(in millions of yen, except per share data and percentages)

	As of March 31,
	2006	2005
Total assets	186,219,447	108,422,100
Total shareholders’ equity	9,668,153	4,373,097
Total shareholders’ equity as a percentage of total assets	5.2%	4.0%
Total shareholders’ equity per common share (in yen)	893,352.38	611,908.82

Note: Number of shares outstanding

	(in thousands of shares)

	As of March 31,
	2006	2005
Common stock	9,741	6,539
Preferred stock - class 1	—	40
Preferred stock - class 3	100	100
Preferred stock - class 8	27	—
Preferred stock - class 9	80	—
Preferred stock - class 10	150	—
Preferred stock - class 11	0	—
Preferred stock - class 12	175	—

(3) Cash flows

	(in millions of yen)

	For the fiscal years ended March 31,
	2006	2005
Net cash provided by operating activities	354,086	207,563
Net cash provided by (used in) investing activities	8,255,262	(1,821,848)
Net cash provided by (used in) financing activities	(6,600,721)	2,729,392
Cash and cash equivalents at end of fiscal year	6,249,347	4,220,437

Formulas for computing ratios for the fiscal year ended March 31, 2006 are as follows:

Basic earnings per common share—net income available to common shareholders

Net income available to common shareholders*
Average number of common stock during the fiscal year **

Diluted earnings per common share—net income available to common shareholders

Net income available to common shareholders* + Adjustments in net income assuming dilution
Average number of common stock during the fiscal year ** + Number of dilutive potential common stock

Net income available to common shareholders as a percentage of total average shareholders’ equity

Net income available to common shareholders*	× 100
Total average shareholders’ equity

Total shareholders’ equity per common share

Total shareholders’ equity at end of fiscal year - Number of preferred stock at end of fiscal year × Issue price
Number of common stock at end of fiscal year **

*	excluding cash dividends paid to preferred shareholders and beneficial conversion feature
**	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This report is an excerpt of certain highlights from our consolidated financial information under US GAAP that was disclosed in our annual report on Form 20-F (“Form 20-F”) filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including risk factors, business and other detailed US GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of our business and US GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the "forward-looking statements"). The forward-looking statements are made based upon, among other things, the company's current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the estimation and forecast regarding the company is based on the assumption that the company's business strategies (including the business integration plan with the former UFJ Holdings Group) will be implemented smoothly. Also, the statements regarding collectibility of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks. For the key factors that may be should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,		Increase/(Decrease) (A) - (B)
(in millions of yen)	2006 (A)	2005 (B)
Assets:
Cash and due from banks	6,235,278	4,206,498	2,028,780
Interest-earning deposits in other banks	6,240,654	4,520,270	1,720,384
Call loans and funds sold	2,026,293	1,147,786	878,507
Receivables under resale agreements	1,379,985	976,281	403,704
Receivables under securities borrowing transactions	5,142,074	5,230,242	(88,168)
Trading account assets	10,728,023	7,705,965	3,022,058
Investment securities:
Securities available for sale	45,485,909	26,557,936	18,927,973
Securities being held to maturity	2,466,074	2,191,316	274,758
Preferred stock investment in ex-UFJ Bank Limited	—	700,000	(700,000)
Other investment securities	862,969	341,744	521,225

Total investment securities	48,814,952	29,790,996	19,023,956

Loans, net of unearned income, unamortized premiums and deferred loan fees	95,506,835	50,904,016	44,602,819
Allowance for credit losses	(1,012,227)	(739,872)	(272,355)

Net loans	94,494,608	50,164,144	44,330,464

Premises and equipment—net	1,173,577	568,806	604,771
Accrued interest	241,331	144,232	97,099
Customers’ acceptance liability	94,719	39,971	54,748
Intangible assets—net	1,504,495	253,230	1,251,265
Goodwill	1,843,948	85,834	1,758,114
Deferred tax assets	1,211,431	773,827	437,604
Other assets	4,963,566	2,603,678	2,359,888
Assets of discontinued operations to be disposed or sold	124,513	210,340	(85,827)

Total assets	186,219,447	108,422,100	77,797,347

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	20,079,575	7,025,570	13,054,005
Interest-bearing	89,985,274	51,007,526	38,977,748
Overseas offices:
Non-interest-bearing	3,263,873	2,770,141	493,732
Interest-bearing	13,311,209	10,339,862	2,971,347

Total deposits	126,639,931	71,143,099	55,496,832

Call money and funds purchased	2,273,754	1,521,057	752,697
Payables under repurchase agreements	5,289,754	3,612,094	1,677,660
Payables under securities lending transactions	3,821,019	1,924,375	1,896,644
Due to trust account	2,427,932	1,231,050	1,196,882
Other short-term borrowings	10,534,378	10,724,775	(190,397)
Trading account liabilities	3,022,151	1,958,921	1,063,230
Obligations to return securities received as collateral	3,946,381	3,025,817	920,564
Bank acceptances outstanding	94,719	39,971	54,748
Accrued interest	172,129	109,926	62,203
Long-term debt	13,889,525	5,981,747	7,907,778
Other liabilities	4,320,859	2,616,408	1,704,451
Liabilities of discontinued operations to be extinguished or assumed	118,762	159,763	(41,001)

Total liabilities	176,551,294	104,049,003	72,502,291

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	247,100	—
Common stock	1,084,708	1,084,708	—
Capital surplus	5,566,894	1,080,463	4,486,431
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—
Unappropriated	1,424,634	1,327,894	96,740
Accumulated other changes in equity from nonowner sources, net of taxes	1,880,215	396,582	1,483,633
Treasury stock, at cost	(774,969)	(3,221)	(771,748)

Total shareholders’ equity	9,668,153	4,373,097	5,295,056

Total liabilities and shareholders’ equity	186,219,447	108,422,100	77,797,347

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal years ended March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2006 (A)	2005 (B)
Interest income:
Loans, including fees	1,728,047	919,065	808,982
Deposits in other banks	146,572	66,263	80,309
Investment securities:
Interest	463,602	330,386	133,216
Dividends	51,468	40,180	11,288
Trading account assets	57,404	30,829	26,575
Call loans and funds sold	19,271	6,398	12,873
Receivables under resale agreements and securities borrowing transactions	64,318	45,580	18,738

Total	2,530,682	1,438,701	1,091,981

Interest expense:
Deposits	449,398	219,743	229,655
Debentures	—	351	(351)
Call money and funds purchased	7,445	7,111	334
Payables under repurchase agreements and securities lending transactions	161,518	74,081	87,437
Due to trust account	5,091	3,887	1,204
Other short-term borrowings and trading account liabilities	103,954	54,041	49,913
Long-term debt	154,663	110,392	44,271

Total	882,069	469,606	412,463

Net interest income	1,648,613	969,095	679,518
Provision for credit losses	110,167	108,338	1,829

Net interest income after provision for credit losses	1,538,446	860,757	677,689

Non-interest income:
Fees and commissions	1,033,275	641,091	392,184
Foreign exchange losses—net	(322,355)	(47,164)	(275,191)
Trading account profits—net	16,423	62,052	(45,629)
Investment securities gains—net	89,861	198,006	(108,145)
Equity in earnings of equity method investees	22,258	26,272	(4,014)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	103,001	—	103,001
Gains on sales of loans	34,831	608	34,223
Other non-interest income	90,058	105,945	(15,887)

Total	1,067,352	986,810	80,542

Non-interest expense:
Salaries and employee benefits	746,372	473,136	273,236
Occupancy expenses—net	187,324	116,338	70,986
Fees and commission expenses	218,428	87,190	131,238
Amortization of intangible assets	179,543	69,300	110,243
Insurance premiums, including deposit insurance	89,697	56,952	32,745
Minority interest in income of consolidated subsidiaries	157,222	36,701	120,521
Communications	44,420	27,402	17,018
Other non-interest expenses	453,119	262,154	190,965

Total	2,076,125	1,129,173	946,952

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	529,673	718,394	(188,721)
Income tax expense	165,473	303,755	(138,282)

Income from continuing operations before cumulative effect of a change in accounting principle	364,200	414,639	(50,439)
Income from discontinued operations—net	8,973	1,493	7,480
Cumulative effect of a change in accounting principle, net of tax	(9,662)	(977)	(8,685)

Net income	363,511	415,155	(51,644)

Income allocable to preferred shareholders:
Cash dividends paid	5,386	6,837	(1,451)
Beneficial conversion feature	201,283	—	201,283

Net income available to common shareholders	156,842	408,318	(251,476)

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	19,398.62	62,637.96	(43,239.34)
Basic earnings per common share—net income available to common shareholders	19,313.78	62,717.21	(43,403.43)
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	19,036.71	62,397.57	(43,360.86)
Diluted earnings per common share—net income available to common shareholders	18,951.87	62,476.76	(43,524.89)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more (unaudited)

	As of March 31,		Increase/(Decrease) (A) - (B)
(in millions of yen)	2006 (A)	2005 (B)
Nonaccrual loans:
Domestic:
Manufacturing	126,923	113,884	13,039
Construction	37,635	47,764	(10,129)
Real estate	162,833	121,962	40,871
Services	60,685	169,602	(108,917)
Wholesale and retail	128,602	85,659	42,943
Banks and other financial institutions	15,778	4,346	11,432
Communication and information services	12,794	11,829	965
Other industries	29,219	22,324	6,895
Consumer	360,717	119,229	241,488

Total domestic	935,186	696,599	238,587

Foreign:
Governments and official institutions	52	466	(414)
Banks and other financial institutions	38,796	45,091	(6,295)
Commercial and industrial	30,387	54,913	(24,526)
Other	5,413	23,835	(18,422)

Total foreign	74,648	124,305	(49,657)

Total	1,009,834	820,904	188,930

Restructured loans:
Domestic	937,160	431,036	506,124
Foreign	74,676	23,153	51,523

Total	1,011,836	454,189	557,647

Accruing loans contractually past due 90 days or more:
Domestic	21,896	9,232	12,664
Foreign	1,112	879	233

Total	23,008	10,111	12,897

Total	2,044,678	1,285,204	759,474